United States securities and exchange commission logo





                         April 8, 2024

       A. Earnest Toth, Jr.
       Chief Financial Officer
       Aquestive Therapeutics, Inc.
       30 Technology Drive
       Warren, NJ 07059

                                                        Re: Aquestive
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-278498
                                                            Filed April 3, 2024

       Dear A. Earnest Toth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Anna Tomcyzk